Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* ALEXANDER, PETER (1) (Last) (First) (Middle) 1325 Northmeadow Parkway, Suite 110 (street) Roswell, GA 30076 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 06/02/2000	4. Issuer Name and Ticker or Trading Symbol Telscape International, Inc. (TSCP)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___10% Owner _X_ Officer (give ___ Other (specify title below) below) President and CEO	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1 Effective June 2, 2000, Telscape International, Inc. ("Telscape") completed a merger with Pointe Communications Corporation ("Pointe") in which Pointe became a wholly-owned subsidiary of Telscape. In the transaction, Mr. Alexander became an officer of Telscape.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Peter Alexander **Signature of Reporting Person	09/14/2000 Date
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